File No. 70-9531
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
          AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                       New Century Energies, Inc.
                            1225 17th Street
                         Denver, Colorado 80202

                           Cadence Network LLC
                    105 East Fourth Street, Suite 200
                         Cincinnati, Ohio 45202

                (Name of companies filing this statement
              and addresses of principal executive offices)

                              Cinergy Corp.
                       New Century Energies, Inc.

            (Name of top registered holding company parents)

                        Mark L. Shunk, President
                           Cadence Network LLC
                    105 East Fourth Street, Suite 200
                         Cincinnati, Ohio 45202

                 (Name and address of agent of service)

Applicants request that all notices, orders and communications be given to:

       George Dwight II                William M. Dudley
       Senior Counsel                  Associate General Counsel
       Cinergy Corp                    New Century Services, Inc.
       221 East 4th Street, 25 AT2     1225 17th Street, Suite 600
       Cincinnati, Ohio 45202          Denver, Colorado 80202
       513-287-2643                    303-294-2500
       513-287-3810 (fax)              303-294-8255 (fax)

       William C. Weeden               William T. Baker, Jr.
       Skadden Arps Slate Meagher & Flom  Thelen Reid & Priest LLP
       1400 New York Avenue, N.W.      40 West 57th Street
       Washington, D.C.  20005         New York, New York  10019
       202-371-7877                    212-603-2106
       202-371-7973 (fax)              212-603-2182 (fax)

The application-declaration as previously filed in this proceeding is hereby amended and restated in its entirety.

Item 1.   Description of Proposed Transactions

     A.   Introduction/ Authorization Requested

     Cinergy Corp. ("Cinergy") and New Century Energies, Inc. ("NCE") are registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act")/1/. Cadence Network LLC, a Delaware limited liability company ("Cadence" or "Company"), is a nonutility subsidiary of both Cinergy and NCE, each of whom indirectly holds a one-third ownership interest therein. Specifically, Cinergy holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, Cinergy-Cadence, Inc. ("Cinergy-Cadence"); likewise, NCE holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, New Century-Cadence, Inc. ("New Century-Cadence"). Florida Progress Corporation ("FPC") owns the remaining one-third ownership interest in Cadence, holding that interest indirectly through its subsidiary, Progress Holdings, Inc. Cinergy, NCE and FPC formed Cadence in September 1997 pursuant to a joint venture between the parties. (Cinergy, NCE and Cadence are collectively referred to herein as "Applicants.")

     Cadence uses information to reduce energy-related costs for commercial businesses that own and operate families of chain stores or other multi-location retail establishments. As the essential first step, Cadence collects, centralizes and redistributes to customers relevant cost information using sophisticated technology. More specifically, The Cadence Network ("Cadence Network" or "Network"), a Web-based interactive reporting tool developed by Cadence, permits the Company's clients to better track and manage electricity, natural gas and related costs incurred at their facilities. At the same time, the Network lays the groundwork for Cadence to achieve significant reductions in the customer's energy costs - e.g., by consolidating site information, detecting billing errors, finding better rates, identifying high-cost stores, and determining how to get costs back into line. The Cadence Network thus anchors the range of additional services offered by Cadence, which are specifically targeted at reducing the customer's energy-related costs. Currently these services consist of bill verification and correction, "best rate" assurance, and consulting with respect to gas and electric commodity purchasing and energy efficiency projects. At June 30, 1999, Cadence was serving customers including Blockbuster Entertainment, CKE/Hardees, Winn Dixie Supermarkets and Service Merchandise in all 50 states.

     Cinergy and NCE acquired their ownership interests in Cadence (including the special-purpose subsidiaries established to hold those interests, Cinergy-Cadence and New Century-Cadence) without prior Commission authorization pursuant to Rule 58 under the Act/2/. As an "energy-related company," substantially all of Cadence's revenues must derive, and have derived, from permissible energy-related activities carried out within the United States.

     However, this geographical restriction saddles Cadence with significant business and competitive disadvantages. Some of Cadence's customers, including Blockbuster, Motel 6, Venator and others, have locations outside of the United States for which they would like Cadence to provide services consistent with what is being provided within the U.S.
For instance, Cadence is currently serving 3,800 Blockbuster sites in the U.S., with a pending request from Blockbuster to service 380 additional sites in Canada. Unless Cadence can provide its services to all of its existing customers' stores - not just those located in the U.S. - the Company risks losing to competitors who are not subject to this disadvantage not just the incremental business, but also the existing business within the U.S. In addition, to the extent that Cadence is precluded from providing its services outside the U.S., the Company will be foreclosed from competing for potential new business from chains that are not currently customers of Cadence but have this requirement. More fundamentally, Cadence's business was founded on the strategy of tracking and reducing utility-related costs for all the retail sites operated by chain businesses. Coverage of merely a subset of the client's stores undercuts Cadence's business strategy and its appeal to clients.

     The Commission has issued a number of orders authorizing registered holding companies to market similar services both inside and outside the United States. For example, in February 1997, the Commission authorized another of Cinergy's nonutility subsidiaries, Cinergy Solutions, Inc. ("Cinergy Solutions"), to market energy management services and utility-related consulting services (collectively, the "Cinergy Solutions Global Services") anywhere in the world, directly or through subsidiaries, with no restrictions on the amount or proportion of revenues from services outside the U. S./3/ The Commission's order broadly defined energy management services for these purposes as:

     (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ( HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities/4/.

The Commission applied a similarly broad definition to the consulting services that Cinergy Solutions was permitted to market throughout the world, to wit:

     technical and consulting services involving technology assessments, power factor correction and harmonics mitigationn alysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services./5/

     In May 1998, the Commission also authorized Columbia Energy Group to market energy management services and utility-related consulting services anywhere in the world, again with no restriction on the proportion of overall revenues derived from services outside the U.S./6/ The energy management services and consulting services were broadly defined consistent with the Cinergy Solutions Global Services.

     In light of the business imperatives and Commission precedent just described, for an initial period commencing with the date of the Commission's order herein and continuing through January 31, 2005, Applicants now request authority for Cadence to market its utility-related cost reporting and reduction services anywhere outside the United States, without restriction on the amount or proportion of revenues derived from such activities outside the U.S., and in that connection Cinergy and NCE request authority to retain their ownership interests in Cadence, Cinergy-Cadence and New Century-Cadence previously acquired pursuant to rule 58. Applicants propose that the authority to offer services outside the United States cover not merely the utility-related cost reporting and reduction services now in place and described in this application, but additional similar and complementary energy-related services that Cadence may develop and seek to offer to customers in the future, both in the United States and abroad, provided that in no event would these future services be broader in scope than the Cinergy Solutions Global Services. Applicants further request that Cadence be granted the flexibility to provide its services not just directly, but also indirectly through one or more special-purpose subsidiaries, formed as corporations, partnerships, limited liability companies or other legal entities, as applicable business, legal, tax, accounting or strategic considerations dictate./7/

     The foregoing paragraph notwithstanding, Applicants request that the Commission reserve jurisdiction over the provision of any such services by Cadence outside the United States, except to the extent such services are provided solely in Canada and Mexico. Except as just provided, Cadence will not provide any international services without further express authorization from the Commission.

     Neither Cinergy nor NCE will seek recovery through higher rates to customers of their utility subsidiaries for any losses or inadequate returns that may arise from the proposed transactions.

     Set forth below is a more detailed description of Cadence and its business.

     B.   Cadence/Information Reporting & Cost Reduction

     As stated above, the cost reduction services Cadence provides to its customers are anchored by the cost reporting and tracking capabilities of the Cadence Network.

     The Cadence Network is an Internet-enabled database proprietary to Cadence that consolidates, analyzes and manages customer site-specific cost information for electricity and related services, reporting that information back to customers in an interactive, flexible context. Cadence collects the cost information that is fed into the Cadence Network primarily from customer utility bills. Cadence then utilizes the information provided to the Network to identify and analyze opportunities for energy-related savings; to implement and administer cost saving programs; and finally to measure and report results to the customer over the Network.

     The services Cadence offers to its customers thus fall into two broad categories: (i) the core service consisting of reporting and cracking, via the Cadence Network, of site costs for electricity, natural gas and related services (currently limited to water/sewage; heating, ventilation and air conditioning ("HVAC"); telephone; cable; and trash collection); and (ii) additional services specifically targeted at reducing energy-related costs. Customers compensate Cadence on a fixed fee or shared savings basis. The Cadence web site, http://www.cadencenetwork.com, provides further information on the Company and its services.

          1.   Cost Reporting & Tracking /Cadence Network

     The customer utility bill is the primary source for the cost data that drives the Cadence Network./8/ Cadence has entered into arrangements with Cass Information Systems ("Cass") and Insite Services ("Insite"), both of which are industry leaders in outsourced utility accounts payable services. Whenever Cass or Insite pays a utility bill on behalf of a Cadence client, the data is electronically fed into Cadence's database; the information then becomes available for analysis, display and retrieval by the customer over the Cadence Network. The transmitted utility bill data covers electricity and natural gas usage or consumption and the fees and expenses charged by the supplier therefor, and may also cover other utility or utility-like services, such as for water/sewage, telephone, cable and trash collection. Under the arrangement with Cadence, Cass or Insite continues to pay the utility bill on behalf of the customer or in a subcontractor role on behalf of Cadence.

     Cadence recently entered into a similar arrangement with a national HVAC preventive maintenance and service company. Cadence will connect to the HVAC company's database to pull in HVAC-related information about the customer's stores or other retail sites - maintenance history, service performance by contractors and subcontractors, equipment cost information, etc. - and will then display that information on the Cadence Network for the customer's benefit, together with the customer's utility cost information. The HVAC company will continue to collect and maintain the data; Cadence will download a daily file from the HVAC company and import that data into Cadence's database. Cadence will not assume any actual service function, other than reporting the information to the customer.

     Cadence or the customer pays Cass/Insite a fixed fee or other consideration for its services. The HVAC company will pay Cadence an access fee for use of the Cadence Network.

     Once the electronic link to the underlying cost data has been established, the Cadence Network is in a position to begin generating interactive reports, charts and graphs for the customer analyzing and continuously tracking those costs, making the data more usable, and pointing up opportunities for cost savings. The customer can access these reporting tools 24 hours a day at Cadence's secure, password-protected Web site. Because Cadence's database is continually replenished with the latest cost data for the customer's stores, the reporting tools are kept current and accurate. With these interactive reports, the customer can track utility/HVAC costs by site, vendor, or region; run cost comparisons between facilities; view actual bill images online; and otherwise better understand and manage its utility/HVAC costs. And Cadence's technical experts use this same data to identify and implement cost saving actions for the customer.

     One service option of the Cadence Network is TempuTrak  .
Overlaying energy usage patterns at customer facilities with corresponding weather patterns in those areas, TempuTrak weather adjusts, or "normalizes," energy usage per location. This enhances the value of the Network's reporting tools, by allowing "apples to apples" comparisons, helping to account for budget variances, and pinpointing energy-inefficient sites.

     The Cadence Network also plays a critical role in terms of measuring and verifying specific cost-reduction steps taken by Cadence on the customer's behalf. With the customer's historical and ongoing cost data connected to the Network, Cadence is able to ensure, month by month, that rates have in fact been changed and that new programs are actually saving money.

          2.   Cost Reduction Services

     In addition to the core service of cost tracking and reporting via the Cadence Network, Cadence offers a number of additional services specifically targeted at reducing the customer's energy-related costs. Currently these services are comprised of bill verification and correction; "best rate" assurance; electricity and gas commodity consulting; and energy efficiency consulting, as described further below.

               a.   Bill verification and correction

     Under this program, Cadence audits and otherwise reviews and monitors individual invoices and invoicing patterns for electricity, natural gas and water/sewage service furnished to customer sites. Cadence also identifies clusters of likely savings and provides comparative reports. Once errors are detected, Cadence's utility billing experts isolate the cause and negotiate on the client's behalf directly with the utility supplier for refunds and credits.

               b.   Best rate assurance

     Cadence also helps clients reduce energy costs through its best rate assurance program, under which Cadence assures that the client's high priority facilities are being assessed optimal utility rates for electricity and natural gas service. Cadence scrutinizes and verifies facility load data and utility rate schedules and negotiates or renegotiates directly with the utility supplier to ensure application of the optimal rates to these high-priority customer facilities. In connection with this program, clients can also authorize Cadence to conduct a national rate assessment, identifying and prioritizing tariff-based rate savings opportunities for electric and natural gas service with respect to all of the customer's sites throughout the United States.

               c.   Electric and gas commodity consulting

     Cadence will also assist its customers in shopping for electric and natural gas supplies. Cadence can help secure the most attractive commodity rates possible through custom proposals and proposal reviews. After Cadence determines which facilities are most likely to profit from electric and gas deregulation and other competitive purchasing opportunities, Cadence uses the Cadence Network to aggregate load information and create the custom RFPs necessary to shop for the commodity supply. Cadence then reviews proposals from the various marketers, analyzes rate pricing options, and helps to negotiate the contractual terms. Throughout this process, Cadence acts as a consultant for the customer. Cadence does not take title to the commodity nor act as a broker for the buyer or seller.

               d.   Energy efficiency consulting

     Finally, Cadence helps implement energy efficiency projects to realize further cost savings for its customers. Using the detailed data captured from the Cadence Network, Cadence can begin to identify high-cost facilities that cannot be corrected by better rates or more accurate billing. To zero in on the most likely targets for cost reductions, Cadence conducts internal benchmarking, drawing on internal data-mining techniques. Once it has identified the problem and likely solution, Cadence will prepare proposals for national energy-efficiency projects and develop comprehensive strategies. Whether for a lighting retrofit project, or installation of an entire energy management system, Cadence will develop the implementation plan, recommend the proposed application, and negotiate for project procurement. In short, Cadence acts as a project facilitator or overseer, rather than a contractor.

Item 2.   Fees, Commissions and Expenses

     The fees, commissions and expenses that have been or will be incurred, directly or indirectly, by Cinergy or NCE or any of their associate companies in connection with the proposed transactions are not expected to exceed approximately $15,000, consisting primarily of fees and expenses of Thelen Reid & Priest and Skadden Arps Slate Meagher & Flom, outside counsel for both Cinergy and NCE in connection with the proposed transactions.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a) and 10 of the Act and Rule 54 thereunder are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Cinergy currently does not meet the conditions of Rule 53(a). As of September 30, 1999, its "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $568,371,000. This amount is equal to 57.2% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999, of approximately $993,377,000, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("Cinergy 100%
Order"), the Commission authorized Cinergy to increase the aggregate amount which it may invest in EWGs and FUCOs to 100% of its average "consolidated retained earnings." Although Cinergy's aggregate investment at September 30, 1999 exceeds the 50% "safe harbor" limitation, this investment is below the 100% limitation authorized by the Cinergy 100% Order.

     Moreover, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the Cinergy 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of September 30, 1999, Cinergy's consolidated capitalization consisted of 45.1% common equity. Thus, at September 30, 1999, Cinergy's capitalization ratios remain within acceptable ranges.

     Further, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated earnings. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, adding $0.43 per share to Cinergy's earnings for the calendar quarter ended September 30, 1999. Finally, the proposed transactions will require no further commitment of capital by Cinergy.

     Cinergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this amended application-declaration to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

     With respect to NCE, it too has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue or sale of a security to finance an acquisition of an EWG or FUCO.

     NCE currently does not meet the conditions of Rule 53(a). As of September 30, 1999, its "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $388,677,000. This amount is equal to 50.87% of NCE's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999, of approximately $765,426,000, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated February 26, 1999 (HCAR No. 26982) ("NCE 100%
Order"), the Commission authorized NCE to increase the aggregate amount which it may invest in EWGs and FUCOs to 100% of its average "consolidated retained earnings." Although NCE's aggregate investment at September 30, 1999 exceeds the 50% "safe harbor" limitation, this investment is below the 100% limitation authorized by the NCE 100% Order.

     Moreover, there has been no material adverse impact on NCE's consolidated capitalization resulting from NCE's investments in EWGs and FUCOs. As of September 30, 1998, the most recent period for which financial statement information was evaluated in the NCE 100% Order, NCE's consolidated capitalization consisted of 49.4% equity and 50.6% debt. As of September 30, 1999, NCE's consolidated capitalization consisted of 44.1% common equity. Thus, at September 30, 1999, NCE's capitalization ratios remain within acceptable ranges.

     Further, NCE's interests in EWGs and FUCOs have contributed positively to NCE's consolidated earnings. Although NCE's consolidated earnings for the year ended December 31, 1997 were negatively affected by NCE's interest in Yorkshire Electricity Group plc, a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. Finally, the proposed transactions will require no further commitment of capital by NCE.

Item 4.   Regulatory Approval

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure

     Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

     Pursuant to Rule 24 under the Act, Applicants propose to file a certificate in this docket within 60 days after the end of each calendar quarter (commencing with the first full calendar quarter after issuance of the order requested herein), providing certain information regarding Cadence's business and operations, namely:

     1. an unaudited balance sheet dated the end of such quarter together with an unaudited statement of income for the quarter then-ended and year-to-date period (except that no such financial statements would be filed with the year-end quarterly report); and

     2. (a) a narrative summary of the services provided by Cadence outside the United States, including identification of the countries in which such services are provided, and (b) the total operating revenues from such services outside the United States.

Item 6.   Exhibits and Financial Statements

          (a)  Exhibits:

               A       Not applicable
               B       Not applicable
               C       Not applicable
               D       Not applicable
               E       Not applicable
               F-1     Preliminary opinion of counsel for Cinergy
               F-2     Preliminary opinion of counsel for NCE
               G       Form of Federal Register notice (previously filed)

          (b)  Financial Statements:

               FS-1    Cinergy Consolidated Financial Statements, dated
September 30, 1999

               FS-2    Cinergy Financial Statements, dated September 30,
1999

               FS-3    Cinergy Consolidated Financial Data Schedule, dated
  September 30, 1999 (included as part of electronic submission only)

               FS-4    NCE Consolidated Financial Statements, dated
September 30, 1999 (incorporated by reference from the Quarterly Report on Form 10-Q of NCE for the quarter ended September 30, 1999 (File No. 1-12927))

               FS-5   Cadence Financial Statements, dated September 30,
1999 (filed under request for confidential treatment)

Item 7.   Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                          SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 20, 1999

                                     CINERGY CORP.


                                  By: /s/ William L. Sheafer
                                  Vice President and Treasurer


                                     NEW CENTURY ENERGIES, INC.


                                  By: /s/ Richard C. Kelly
                                  Executive Vice President &
                                  Chief Financial Officer


                                     CADENCE NETWORK LLC.


                                  By: /s/ Mark L. Shunk
                                  President

                           ENDNOTES

/1/ NCE and Northern States Power ("NSP") have entered into an Agreement and Plan of Merger, dated as of March 24, 1999, providing for the merger of NCE into NSP, with NSP as the surviving corporation. See HCAR No. 27031, May 19, 1999 (order authorizing proxy solicitation).

/2/ See Cinergy's and NCE's Quarterly Reports on Form U-9C-3 dated September 30, 1997.

/3/  Cinergy Corp., et al., HCAR No. 26662, February 7, 1997.

/4/  Id.

/5/  Id.

/6/   Columbia Energy Group, et al., HCAR No. 26868, May 6, 1998.

/7/ Cinergy and NCE anticipate that they will satisfy their allocable shares of Cadence's financing needs through capital contributions or loans exempt under Rules 45 and 52. In addition, Cadence may issue its securities to outside parties to finance its business in transactions exempt under rule 52. To the extent necessary, any Cinergy guarantees in respect of such securities would be issued under, and consistent with, the authority therefor granted to Cinergy in File No. 70-9319 (see HCAR No. 26984, March 1, 1999). Likewise, any NCE guarantees in respect of such securities would be issued under, and consistent with, the authority therefor granted to NCE in File No. 70-9397 (see HCAR No. 27000, April 7,
1999).

/8/ In certain cases Cadence may also obtain customer cost data from meters on site. In those situations information from the customer's meter is transmitted over a public telephone or cellular network to the Cadence database.